November 2, 2010

DIRECT DIAL: 212.451.2333
EMAIL: SWOLOSKY@OLSHANLAW.COM

Mellissa Duru, Esq.
Special Counsel
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
100 F St., N.E.
Washington, D.C.  20549

Re:	Cypress Bioscience, Inc.
Amendment No. 6 to Schedule TO-T

Filed October 14, 2010 by Ramius Value and Opportunity Master Fund Ltd, Ramius Navigation Master Fund Ltd, Ramius Enterprise Master Fund Ltd, Ramius Value and Opportunity Advisors LLC, Ramius Optimum Investments LLC, Ramius V&O Acquisition LLC, Cowen Overseas Investment LP, Ramius Advisors, LLC, Ramius LLC, Cowen Group, Inc., RCG Holdings LLC, and C4S & Co., L.L.C.

File No. 5-35589

Dear Ms. Duru:

We acknowledge receipt of the letter of comment dated October 22, 2010 from the Staff (the “Comment Letter”) with regard to the above-referenced matter. We have reviewed the Comment Letter with Ramius Value and Opportunity Advisors LLC, Ramius V&O Acquisition LLC, Ramius Value and Opportunity Master Fund Ltd, Ramius Navigation Master Fund Ltd, Ramius Optimum Investments LLC, Cowen Overseas Investment LP, Ramius Enterprise Master Fund Ltd, Ramius Advisors, LLC, Cowen Group, Inc., RCG Holdings LLC, Ramius LLC and C4S & Co., L.L.C. (collectively, the “Ramius Group”). Enclosed herewith is Amendment No. 6 to Tender Offer Statement on Schedule TO-T (as amended, the “Schedule TO”) by the Ramius Group. Capitalized terms used herein and not separately defined have the meanings given to them in the Schedule TO. For your convenience, we have reproduced the Staff’s comments before each response.

November 2, 2010

Schedule TO-T/A
General

1.
Although you have revised the Schedule TO to add additional Ramius affiliates as bidders, please be advised that each filing person added in response to our prior comment must comply with the filing and disclosure obligations of Schedule TO. For example, each filing person should provide the disclosure required by Schedule TO and sign the Schedule TO. Please revise your filing accordingly.

Response: We have revised the Offer to Purchase to address the Staff’s concern.

2.
We refer to Item 10 of Schedule TO. Instruction 2 to Item 10 does not appear to be available given that the tender offer is subject to a financing condition. Please revise to provide the financial statements of the offeror as specified in Item 1010 of Regulation M-A or advise as to why such information is not material to a securityholder’s decision to tender.

Response: We acknowledge the Staff’s comment. Item 10 of Schedule TO requires that financial statements be furnished pursuant to Item 1010 of Regulation M-A for a tender offer if the offeror’s financial condition is material to a security holder’s decision whether to sell, tender or hold the securities that are the subject of the tender offer. We respectfully submit that financial information for Ramius and certain of its affiliates is not material to a stockholder’s decision whether to sell, tender or hold the securities that are the subject of the offer.

Instruction 1 of Item 10 states that “[t]he facts and circumstances of a tender offer, particularly the terms of the tender offer, may influence a determination as to whether financial statements are material, and thus required to be disclosed.” In the Regulation M-A adopting release (Release No. 33-7760, 34-42055; Oct. 26, 1999) (the “Adopting Release”), the SEC stated that generally there are several factors that should be considered in determining whether financial statements of the bidder are material: (1) the terms of the tender offer, particularly the terms concerning the amount of securities sought; (2) whether the purpose of the tender offer is for control of the subject company; (3) the plans or proposals of the bidder; and (4) the ability of the bidder to pay for the securities sought in the tender offer and/or to repay any loans made by the bidder or its affiliates in connection with the tender offer or otherwise. Moreover, Section G.2(a) of the Adopting Release states that “security holders may need financial information for the bidder when an offer is subject to a financing condition so they can evaluate the terms of the offer, gauge the likelihood of the offer's success and make an informed investment decision.” We respectfully submit that Instruction 2 to Item 10 of Schedule TO sets forth a safe harbor for when financial statements are not considered material but does not state that financial statements must be disclosed in all cases other than those covered by Instruction 2. Rather, Instruction 1 provides that the facts and circumstances of a tender offer may influence a determination as to whether financial statements are material.

November 2, 2010

We believe that the factors articulated by the SEC in the Adopting Release, together with other relevant factors, suggest that financial information for the Ramius Group is not material.

As discussed on page 24 of the Offer to Purchase, Ramius will need approximately $148 million to purchase all Shares the Ramius Group does not already own pursuant to the Offer and to pay related fees and expenses. Ramius has entered into a commitment letter with Royalty Pharma pursuant to which Royalty Pharma has committed to provide financing to Ramius and its affiliates in an amount up to $125.0 million in connection with the purchase of all outstanding Shares. Ramius disclosed in the Offer to Purchase that it currently has the funds required to make up the difference between the aggregate purchase price for all Shares in the Offer (together with all anticipated expenses of the Offer) and the $125 million to be provided pursuant to the Royalty Pharma financing. In addition, if the other conditions to the Offer are satisfied, Cypress stockholders that tender shares into the Offer will receive solely cash for their shares. As a result, the financial condition of Ramius and certain of its affiliates would not provide meaningful information to stockholders determining whether to tender their shares in the Offer considering (i) such stockholders will have no ongoing interest in the business or operations of Cypress after their shares are paid for and (ii) if the Financing Condition is not satisfied, the Ramius Group will be unable to purchase the shares tendered in the Offer unless other sources of financing become available and, at the present time, Ramius does not have and is not pursuing any sources of financing other than the RP Financing.

In light of these facts, we do not believe that Ramius’ financial statements are material to a stockholder’s decision of whether to tender shares into Ramius’ tender offer.

We further believe that the financial statements of Ramius would not be material to a stockholder’s decision with respect to the offer since Ramius is an investment fund, rather than an operating entity.  Thus, Ramius’ capital, as its material asset, is not subject to the types of risks and liabilities typically associated with an entity that conducts substantive operations.  There is virtually no risk that Ramius’ funds that are intended to be used for financing a portion of the payment of the tendered shares will be unavailable at the conclusion of the offering period.

Moreover, while the Staff’s comment suggests that the tender offer is subject to a financing condition, we note that the Staff has long recognized a distinction between legally binding commitment letters and non−binding financial arrangements. Unlike tender offers containing a “true” financing condition (i.e., where there is only a non−binding financial arrangement or no financial arrangement at all), Ramius’ tender offer was commenced with a legally binding commitment in place to provide certain of the funds necessary to purchase the shares tendered in the tender offer and to pay related fees and expenses. We respectfully submit that Ramius already has “committed” financing, and that therefore the condition currently set forth in the Offer to Purchase refers, in effect, to a more limited “funding” condition. By disclosing the Commitment Letter in the Offer to Purchase and by filing it as an exhibit, Ramius has identified its source of financing, disclosed its material terms and conditions to shareholders and made clear that it is prepared to borrow the funds from such financing source necessary to consummate the tender offer on the terms described in the Commitment Letter. In other words, Ramius’ financing is effectively only conditioned upon the satisfaction of the conditions to funding described in the Offer to Purchase and other customary conditions.

November 2, 2010

In conclusion, we believe that Ramius’ financial wherewithal is not material to stockholders making an informed decision whether to tender or hold their shares because Ramius is offering to pay for the shares in cash and Ramius has stated that it has sufficient cash to make up the difference between the aggregate purchase price for all Shares in the Offer (together with all anticipated expenses of the Offer) and the $125 million to be provided pursuant to the Royalty Pharma financing.  Ramius believes that the current disclosure is consistent with market practice in the context of similar transactions involving acquisitions of public companies by private entities.

3.
We note your response to prior comment 2. Please further advise us supplementally of your consideration of whether Royalty Pharma is a co-bidder given the profit potential and economic benefit to Royalty Pharma derived from the acquisition of the 50% royalty interest in the Savella royalty. In this regard, please further explain why the tender offer is not being conducted on behalf of Royalty Pharma given (i) Royalty Pharma’s stated business goal of acquiring royalty producing assets, (ii) what appears to be its status as a non-commercial lender, and (iii) the relative significance of the Savella royalty to the overall business and assets of the target company.

Response: We respectfully submit that Royalty Pharma is not a co-bidder in our tender offer for the outstanding common stock of Cypress. In reaching that conclusion, we considered, among other factors, the profit potential and economic benefit to Royalty Pharma to be derived from the acquisition of the 50% royalty interest in the Savella royalty as well as the other factors noted by the Staff in its comment.

Royalty Pharma’s Stated Business Goal of Acquiring Royalty Producing Assets

You have asked that we address “why the tender offer is not being conducted on behalf of Royalty Pharma given . . . Royalty Pharma’s stated business goal of acquiring royalty producing assets.”

We do not agree that Royalty Pharma’s stated business goal of acquiring royalty producing assets, and in this case its stated objective to acquire a 50% royalty interest in the Savella royalty, means that it is a co-bidder under the tender offer rules. In assessing potential co-bidder status, we first look to the purposes of the tender offer rules, which were initially adopted to address concerns that had arisen in the takeover context, i.e., to regulate bids to acquire the securities of companies. The tender offer rules were not aimed at regulating, and do not purport to regulate, financing activities by the entities from whom tender offerors obtain financing, or to regulate the acquisition of specific assets held by a company. The overarching purpose of the rules is clear -- to regulate attempts to acquire companies through the acquisition of outstanding securities.

With this as background, we note that under its agreement with Ramius and Purchaser, Royalty Pharma has no ability to control the process or terms of the tender offer itself (other than limited consent rights customary for lenders), and willnot acquire, directly or indirectly, beneficial ownership of any securities issued by Cypress.

Under the agreement between Royalty Pharma, Ramius and Purchaser, Royalty Pharma has agreed to lend $125 million to Purchaser if Purchaser succeeds in acquiring a controlling interest in Cypress through its tender offer. Of this amount, $80 million is to be repaid out of cash currently held by Cypress, and $45 million is to be repaid by an in-kind payment in the form of a 50% interest in the Savella royalty.

November 2, 2010

Had Royalty Pharma simply entered into an agreement with Purchaser to buy the Savella royalty for $45 million upon the successful conclusion of Purchaser’s tender offer for Cypress and another lender had loaned $125 million to Purchaser, $80 million of which was to be repaid out of Cypress’ cash and $45 million of which was to be repaid with funds obtained upon the sale of the 50% interest in the Savella royalty to Royalty Pharma, we do not believe there would be a claim Royalty Pharma was a co-bidder in the tender offer. The fact that Royalty Pharma has agreed to act both as a lender and a purchaser of the 50% interest in Savella should not change that analysis.

Fundamentally, we do not believe the fact that Royalty Pharma’s loan to Ramius Acquisition is being repaid, in part, through an in-kind payment in the form of the 50% interest in the Savella royalty is relevant to the co-bidder analysis. We believe that in order for Royalty Pharma to be a co-bidder, Royalty Pharma would need to have entered into some economic sharing agreement in which it agreed to share in the upside and the downside of Cypress’ remaining assets. There is no such agreement in this case.

Upon a successful closing of the tender offer, Purchaser will assume sole responsibility for all of Cypress’ operating assets and business, including, without limitation, leases, employees, clinical programs and contracts. All decisions on matters such as whether to continue or terminate a particular research project or whether to dispose of certain assets will be made by Purchaser. Royalty Pharma will have no role in managing the business of Cypress.

Royalty Pharma’s Status as a Non-Commercial Lender

You have asked that we address “why the tender offer is not being conducted on behalf of Royalty Pharma given . . . what appears to be its status as a non-commercial lender.”

We draw your attention to the fact that, in a different context, the Office of the Chief Counsel of the Division of Investment Management, has accepted Royalty Pharma’s analysis that it is not an investment company within the meaning of the Investment Company Act of 1940 in part because it agrees that Royalty Pharma is “engaged primarily in the business of purchasing or otherwise acquiring ‘notes, drafts, acceptances, open accounts receivable, and other obligations representing all or part of the sales price of merchandise, insurance and services,” and that royalty interests are such assets (See Royalty Pharma No-Action Letter, August 13, 2010. EDGAR File No. 132-02718).

We believe that the proposed transaction with Purchaser is similar to an asset backed loan transaction in which the lender (here, Royalty Pharma) is factoring receivables. Lenders typically will not lend against the primary business of a biopharmaceutical development company because its value is so uncertain. These companies often finance their activities by selling the right to receive royalties on products licensed to third parties in transactions that, as noted above, are similar to the factoring of receivables. By purchasing royalties, Royalty Pharma is essentially investing in long-term receivables, which is functionally equivalent to acting as a lender.1

1
Note that under Article 8 of the UCC, the purchaser of a royalty is required to file a UCC-1 financing statement to effect the transfer of a royalty interest. A lender who wants to obtain a security interest in a royalty interest is required to file the same UCC-1 financing statement. Thus, under Article 8 of the UCC, the purchase of a royalty interest and a loan secured by a royalty interest are regarded as equivalent transactions.

November 2, 2010

The tenor of the Staff’s comments suggests that the Staff believes that the Savella royalty is an important operating asset of Cypress. We would submit that the Savella royalty is (as described in the no-action letter discussed above) more like an “open accounts receivable” than an operating asset. The Savella royalty is a purely passive financial asset: Cypress does not direct the marketing, promotion or sale of Savella, but merely receives a royalty based on the sales and marketing efforts of Forest Laboratories. To Cypress, the Savella royalty is merely an annuity, one that is dependent on the sale of the Savella product by Forest Laboratories, but not a part of Cypress’ operating business.

Looked at from this perspective, Cypress’ “hard assets” consist primarily of cash and a cash equivalent (i.e., the Savella royalty). That does not mean, however, that the value of Cypress’ operating assets is immaterial, only that the value of these operating assets is uncertain because of the nature of Cypress’ business (i.e., development of new biopharmaceuticals). Although Cypress’ operating assets are carried at little or no value on the financial statements and may be undervalued by Wall Street, that does not mean that these operating assets, in fact, have no value. In fact, the Cypress Board of Directors has unanimously rejected Ramius’ offer primarily because it believes that Ramius’ offer severely undervalues its operating assets. Royalty Pharma will have no interest in the upside or downside of Cypress’ operating assets. As such, we submit that Royalty Pharma is not a co-bidder within the meaning of the tender offer rules.

Relative Significance of the Savella Royalty to Cypress

You have asked that we address “why the tender offer is not being conducted on behalf of Royalty Pharma given . . . the relative significance of the Savella royalty to the overall business and assets of the target company.”

In its most recent Form 10-K, Cypress states that it “provides therapeutics and personalized medicine services, facilitating improved and individualized patient care.” (See Item 1, Business – Company Overview, Form 10-K for the year ended December 31, 2009.) Following the consummation of the tender offer and the second-step merger and Royalty Pharma’s acquisition of a 50% interest in the Savella royalty, Royalty Pharma will control no assets related to this business and have no ability to engage in any of those enumerated activities that comprise Cypress’ business strategy.

November 2, 2010

As noted above, we submit that the focus on the relative significance of the Savella royalty to the overall business and assets of the target company is misplaced. The Savella royalty is not important to Cypress’ operating business or operating assets. We submit that the fact that the Savella royalty is a relatively large financial asset of Cypress is not relevant to the question of whether Royalty Pharma is or is not a co-bidder under the tender offer rules. We again submit that the key driver of that analysis should be whether Royalty Pharma has a significant stake in the value of Cypress’ operating assets.

*           *           *

I welcome a further discussion on any of our points addressed within this response letter. I may be reached at (212) 451-2333.

Very truly yours,

/s/ Steve Wolosky

Steve Wolosky

Ramius V&O Acquisition LLC
Ramius Value and Opportunity Advisors LLC
Ramius Value and Opportunity Master Fund Ltd
Ramius Navigation Master Fund Ltd
Ramius Optimum Investments LLC
Cowen Overseas Investments LP
Ramius Enterprise Master Fund Ltd
Ramius Advisors, LLC
Cowen Group, Inc.
RCG Holdings LLC
Ramius LLC
C4S & Co., L.L.C.
c/o Ramius Value and Opportunity Advisors LLC
599 Lexington Avenue, 20th Floor
New York, New York 10022

November 2, 2010

Mellissa Duru, Esq.
Special Counsel
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
100 F St., N.E.
Washington, D.C.  20549

Re:	Cypress Bioscience, Inc.
Amendment No. 5 to Schedule TO-T

Filed October 14, 2010 by Ramius Value and Opportunity Master Fund Ltd, Ramius Navigation Master Fund Ltd, Ramius Enterprise Master Fund Ltd, Ramius Value and Opportunity Advisors Fund LLC, Ramius Optimum Investments LLC, Ramius V&O Acquisition LLC, Cowen Overseas Investment LP, Ramius Advisors, LLC, Ramius LLC, Cowen Group, Inc., RCG Holdings LLC, and C4S & Co., L.L.C.

File No. 5-35589

Ladies and Gentlemen:

The undersigned entities acknowledge that in connection with responding to comments from the Securities and Exchange Commission (the “Commission”) and Commission Staff, (a) they are responsible for the adequacy and accuracy of the disclosure in the above referenced filings; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the above referenced filings; and (c) they may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD
By: Ramius Value and Opportunity Advisors LLC,
       its investment manager

RAMIUS NAVIGATION MASTER FUND LTD
By: Ramius Advisors, LLC,
       its investment advisor

RAMIUS ENTERPRISE MASTER FUND LTD
By: Ramius Advisors, LLC,
       its investment advisor

RAMIUS VALUE AND OPPORTUNITY ADVISORS LLC
By: Ramius LLC,
       its sole member

RAMIUS OPTIMUM INVESTMENTS LLC
By: Ramius Advisors, LLC,
       its managing member

RAMIUS V&O ACQUISITION LLC

COWEN OVERSEAS INVESTMENT LP
By: Ramius Advisors, LLC,
       its general partner

RAMIUS ADVISORS, LLC
By: Ramius LLC,
       its sole member

RAMIUS LLC
By: Cowen Group, Inc.,
        its sole member

COWEN GROUP, INC.

RCG HOLDINGS LLC
By: C4S & Co., L.L.C.,
       its managing member

C4S & CO., L.L.C.

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory